[redacted]



SECURITII

11021302

ANNUAL

# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8- 67307

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitre Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1504 North Main Street
(No. and Street)

Crown Point (City) IN (State) 46307 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Kurtis (219) 661-9400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malcolm L. Pollard, Inc.
(Name – *if individual, state last, first, middle name*)

4845 W. Lake Road, #119 (Address) Erie (City) PA (State) 16505 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/30

## OATH OR AFFIRMATION

I, Chris Kurtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitre Group, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

[signature]
Signature

CCO
Title

_______________________
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MITRE GROUP, LLC

## CONTENTS

*Malcolm L. Pollard, Inc.* ………………………………………………………………………
*CPA* *4845 West Lake Rd, Erie, PA 16505 814-838-8258 fax 814-838-8452*

## Report of Independent Registered Public Accounting Firm

Members of
Mitre Group, LLC

We have audited the accompanying balance sheet of Mitre Group, LLC as of December 31, 2010, and the related statements of income, changes in members' and cash flows for the year then ended plus the other statements required by the Financial Industry Regulatory Authority (FINRA)(change in financial condition, computations of net capital and aggregate indebtedness). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, plus the other statements required by the the Financial Industry Regulatory Authority (FINRA) (change in financial condition, computation of net capital and aggregate indebtedness) present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations, changes in proprietor's capital, and its cash flows for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting standards.

Malcolm L. Pollard, Inc.
/S/ Malcolm L. Pollard, Inc.

Erie, Pennsylvania
March 9, 2011

# MITRE GROUP, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2010

### ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 6,648 |
| Due from Related Party | | 25,000 |
| **Total Assets** | $ | 31,648 |

### LIABILITIES AND MEMBERS' CAPITAL

| | | |
|---|---|---|
| **Liabilities** | | |
| Commissions payable and other liabilities | $ | 222 |
| **Members' Capital** | | 31,426 |
| **Total Liabilities and Members' Capital** | $ | 31,648 |

The accompanying notes are an integral part of these financial statements

# MITRE GROUP, LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| **Revenue** | |
| Commissions | $ 17,749 |
| Other | 5,449 |
| **Total Revenue** | 23,198 |
| **Expenses** | |
| Commissions | 16,475 |
| General & Administration Expenses | 7,982 |
| **Total Expenses** | 24,457 |
| **Net Income (Loss)** | $ (1,259) |

The accompanying notes are an integral part of these financial statements.

# MITRE GROUP, LLC

## STATEMENT OF CHANGES IN MEMBERS' CAPITAL

## FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| **Balance at December 31, 2009** | $ 32,685 |
| Net Income (Loss) | (1,259) |
| Distributions to Members | - |
| **Balance at December 31, 2010** | $ 31,426 |

The accompanying notes are an integral part of these financial statements

# MITRE GROUP, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income(Loss) | $ | (1,259) |
| Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities: | | |
| (Increase) Decrease in: | | |
| Receivable from broker/dealers | | 32,901 |
| Due from Related Party | | (25,000) |
| Increase (Decrease) in: | | |
| Accounts Payable and Accrued Expenses | | (60) |
| **Net Cash Provided By Operating Activities** | $ | 6,582 |
| **Cash Flows From Investing Activities** | $ | - |
| **Cash Flows From Financing Activities** | $ | - |
| **Net Increase in Cash** | | 6,582 |
| **Cash at December 31, 2009** | | 66 |
| **Cash at December 31, 2010** | $ | 6,648 |

The accompanying notes are an integral part of these financial statements

## 1. SIGNIFICANT ACCOUNTING POLICIES

Organization – The Company, a limited liability company, was organized in the state of Indiana on January 17, 2006. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Security Transactions – Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk – The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. FAIR VALUE MEASURMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

(continued)

2. FAIR VALUE MEASURMENT (continued)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (*The unobservable inputs should be developed based on the best Information available in the circumstances and may include the Company's own data.*)

Level 1 inputs have been applied to value cash on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

3. NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010 the Company's net capital and required net capital were $31,426 and $5,000 respectively. The ration of aggregate indebtedness to net capital was 1%.

4. OPERATING AGREEMENT

Certain provisions of note contained in the operating agreement are:

With the exception of special allocations, as they are defined in the operating agreement, net income, net loss and/or capital gains of the Company shall be allocated to members according to their respective percentage of membership interest.

Specified actions of the Company may be approved or disapproved by an affirmative vote of two thirds of the membership interests. These actions include, but are not limited to: the amendment of the operating agreement; the dissolution of the Company; and the removal or election of a managing member. Other provisions of the operating agreement provide that the distribution of available cash, as it is defined in the operating agreement, shall be made at least 60 days after the Company's fiscal year end.

(continued)

4. OPERATING AGREEMENT (continued)

With regard to amendments to the operating agreement, the duties of the managing member shall not be increased nor the economic rights of the managing member be diminished, without the consent of the affected managing member.

Approval of the managing member is required to withdraw as a member from the Company. In addition, the operating agreement requires certain other conditions to be met prior to the transfer of any or all of Member's interest.

The foregoing is a synopsis of significant provisions contained in the operating agreement. Financial statement readers should take no actions before reading the operating agreement in its entirety.

5. INCOME TAXES

As a limited liability company, the Company files as a partnership for federal and state income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

6. CLEARING AGREEMETN WITH OFF-BALANCE-SHEET RISK

On February 28, 2006, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby that the Clearing Broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The initial term of the agreement was there years and automatically renews for additional one year terms unless the Company sends written notification 45 days prior to the end of the current term. The Company is required to maintain a $30,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement and is subject to a $2,500 minimum monthly clearing fee charged by the Clearing Broker/dealer. The Company is also not permitted to enter into an agreement with any other clearing broker/dealer unless the Company receives written consent from their Clearing Broker/dealer.

(continued)

6. CLEARING AGREEMETN WITH OFF-BALANCE-SHEET RISK (continued)

Further provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

This agreement was terminated in July 2010 and the entire $30,000 deposit was refunded. The Company is in the process of finalizing an agreement with another clearing broker/dealer and anticipates signing the agreement in March 2011.

7. RELATED PARTIES

Through common ownership and management the Company is affiliated with MG Financial, Inc. (MGI), formerly known as The Mitre Group, Inc., Crown Insurance Group, LLC, Crown Tax and Business, LLC.

MGI has incurred certain overhead expenses of the Company including office space and administrative services. The Company has reimbursed MGI a total of $7,982 and has allocated this amount on the statement of income as follows:

| | |
|---|---|
| Administrative Services, | $ 5,348 |
| Occupancy | 1,200 |
| Other | 1,434 |
| Total | $ 7,982 |

No amounts are owed to MGI at December 31, 2010.

An agreement exists with the minority member of the Company whereby he will purchase the majority member's entire ownership interest on or before March 25, 2010 if certain events occur.

8. SUBSEQUESNT EVENTS

On February 28, 2010 a Membership Purchase Agreement was closed with an unrelated party to purchase 100% of the membership interests of the Company. The purchase agreement was contingent upon FINRA's CMA process and the acceptance of a completed 1017 document.

<u>SUPPLEMENTARY INFORMATION</u>

NOTE: *The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.*

# MITRE GROUP, LLC

# COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

# DECEMBER 31, 2010

| | |
|---|---|
| COMPUTATION OF NET CAPITAL | $ 31,426 |
| Total members' capital | |
| Deduction: | |
| Nonallowable assets | 0 |
| NET CAPITAL | $ 31,426 |
| COMPUTATION OF BASIC NET CAPTIAL REQUIREMENT | |
| Minimum net capital requirement (6 2/3% of total aggregate indebtedness) | $ 15 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement | $ 5,000 |
| COMPUTATION OF AGGREGATE INDEBTNESS | |
| Total liabilities | $ 222 |
| Percentage of Aggregate Indebtedness to Net Capital | 1% |

NOTE: There are no material differences between the computation above and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditors Report

The accompanying notes are an integral part of these financial statements

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

# *MALCOLM L. POLLARD, INC*

**4845 W. LAKE ROAD, # 119**
**ERIE, PA 16505**

**(814)838-8258 FAX (814)838-8452**


Members of
Mitre Group, LLC

In planning and performing our audit of the financial statements of Mitre Group, LLC, (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons And recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Mitre Group, LLC for the period ended December 31, 2010 and this report does not affect our report thereon dated March 8, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.